

January 18, 2013

Via E-mail
Domenic Dell'Osso, Jr.
Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re: Chesapeake Energy Corporation**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 11, 2012**
> **Quarterly Report on Form 10-Q for Fiscal Year Ended September 30, 2012**
> **Filed November 9, 2012**
> **Response dated August 31, 2012**
> **File No. 1-13726**

Dear Mr. Dell'Osso:

　　We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Business, page 2

Production, Sales, Prices and Expenses, page 11

1.   In part, your response to our prior comment 2 stated that you "…illustrated the proved
        reserve negative adjustment made at the corporate level to account for VPPs #1 – 9…"
        Please explain the effect at the field level of the reduction in your effective revenue interest
        by the VPP overriding royalty. Address whether individual fields have become, or are
        projected in your reserve reports to become, uneconomic due to the attribution of ORRIs to
        the purchasers of the VPPs. If true, please explain whether such fields have been included in
        your proved reserves and, if so, how such volumes satisfy the proved reserve definitions of
        Rule 4-10(a)(22) of Regulation S-X.

2.   In our prior comment 5, we asked that you disclose the value of the drilling and completion
        cost carries attributable to your conversion of 1,076 BCFE of proved undeveloped reserves to
        proved developed status. You agreed to disclose this information in future documents.
        Please tell us these figures for your 2011 PUD development activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 51

Contractual Obligations and Off-Balance Sheet Arrangements, page 70

3.   We note your response to our prior comment 16, in which you indicate that future
        commitments pursuant to some off-balance sheet arrangements are not included in the table
        because they cannot be accurately estimated due to various factors. We also note that, in
        response to our prior comment 18, you state that you are "unable to quantify the exact
        amount of future production expenses and production taxes that will be incurred in
        connection with VPP transactions." Please supplementally clarify whether this means you
        are unable to quantify a specific dollar amount, but are able to determine a reasonable
        estimate or range of future lease operating expenses related to your VPP obligations in the
        next twelve months and for the term of each of the VPPs. If that is the case, please revise to
        disclose such estimate. If you are unable to make any such quantification, please comply
        with the following comment.

4.   To the extent that these amounts may be material, in future filings, please clarify your
        disclosure in the "Contractual Obligations and Off-Balance Sheet Arrangements" section to
        indicate, if true, that future commitments relating to the VPPs are not included in the table.

Notes to Financial Statements

Note 11. Acquisitions and Divestitures, page 157

Volumetric Production Payments, page 160

5.   Please expand your disclosure regarding the VPP transactions to address the following:

- Clarify that the VPP agreements require that you hedge the VPP volumes and that the hedges are "novated" to the buyer. Your disclosure should address the material terms of the hedges including whether such hedges cover all or a portion of future VPP volumes produced;

- Clarify that the interest retained in the wells subject to the VPPs (i.e., the "cushion" and the "tail" volumes) may be required to be used to cover potential shortfalls in production as indicated in your September 2012 investor presentation;

- Revise the column of proved reserves at time of sale to disclose volumes separated by product type;

- Disclose the volumes produced, separated by product type, by VPP transaction, during the reporting period; and

- Disclose the remaining volumes to be delivered, separated by product type, by VPP transaction, at each reporting date.

Definitive Proxy Statement on Schedule 14A filed May 11, 2012

Transactions with Related Persons, page 14

6.   We note your response to prior comment 41. You state in your response that "[i]n 2011, the Company provided Mr. McClendon with accounting and engineering services pursuant to his employment agreement in an aggregate amount of $3,482,199.00. Mr. McClendon reimbursed the Company on a monthly basis throughout 2011, which resulted in his aggregate reimbursement to the Company of $3,232,199.00." Although you have appropriately disclosed the net unreimbursed amount of $250,000 in footnotes to your "All Other Compensation Table," you have not disclosed the aggregate amount of the services provided, which we believe should be disclosed pursuant to Items 404(a)(3) and 404(a)(6) of Regulation S-K, along with any other material information concerning the transaction. Please advise us as to how you propose to address this issue and provide us with an example of enhanced disclosure.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 63

7. We note you present "Marketing, gathering and compression net margin" and "Oilfield
    services net margin" excluding depreciation and amortization. Please expand the footnote
    disclosure here and within the Results of Operations discussions to state separately the
    amounts of depreciation and amortization excluded from marketing, gathering and
    compression net margin and oilfield services net margin, for each period presented. In
    addition, please expand your disclosures in the Results of Operations section to address any
    material changes in the excluded depreciation and amortization amounts between periods.

Liquidity and Capital Resources, page 70

8. We have reviewed the enhanced tabular and qualitative disclosures provided in this section in
    response to prior comment 15. Specifically, as it relates to the table of budgeted uses of cash
    for 2012 and 2013, please revise to address the following areas:

    • Clarify why you have separately presented a line item for "Interest, dividends and cash
      taxes". We would normally expect cash flows related to these activities to be included in
      the operating cash flow amount presented as the first line item to the table;

    • Disclose the amount of reimbursement from joint venture partners in footnote (b);

    • Expand your qualitative disclosures to address the changes in your budgeted amounts
      from those amounts disclosed on page 71 of your Form 10-Q for the quarterly period
      ended June 30, 2012. Your disclosures should address the nature and reason for the
      increase or decrease to the budgeted amounts; and

    • We note your Form 10-Q for the quarterly period ended June 30, 2012 emphasized your
      expectation for a budgeted cash surplus in fiscal year 2012 that would be used to meet the
      goals of your 25/25 Plan. Based on the disclosures on pages 65 and 70 of your Form 10-
      Q for the quarterly period ended September 30, 2012, it appears this is no longer
      management's intention. To the extent management's expectations have changed, your
      disclosures should highlight those changes, the reasons for such changes, and the
      reasonably possible impact of these changes on your financial condition, results of
      operations and liquidity.

Results of Operations – Nine Months Ended September 30, 2012 vs. September 30, 2011, page 88

9.   We note your disclosure on page 90 that for the nine months ended September 30, 2012 and September 30, 2011, respectively, per-unit production expenses were $0.95 and $0.91 per mcfe, and that these amounts included approximately $0.16 and $0.20, respectively, associated with VPP production volumes. In view of the percentage of your production expenses that are associated with VPPs, please explain to us what consideration you have given to including in your MD&A discussion an overview of management's perspective as to the burdens and risks that your obligations under the VPPs may pose on an ongoing basis. For example, explain whether management expects that production expenses relating to VPPs may have material impacts on your results of operations and financial condition, and if so what those anticipated impacts may be.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Connie S. Stamets
       Bracewell & Giuliani LLP